EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-114958) on Form S-8 of the Harsco Retirement Savings and Investment Plan of our report dated June 18, 2021 with respect to the statements of net assets available for benefits of the Harsco Retirement Savings and Investment Plan as of December 31, 2020 and 2019 and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related supplemental schedule as of December 31, 2020, which report appears in the December 31, 2020 annual report on Form 11-K of the Harsco Retirement Savings and Investment Plan.

/s/ Caron & Bletzer, PLLC

Kingston, NH
June 18, 2021